                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                         INTERPLAY ENTERTAINMENT CORP.

                                (Name of Issuer)


                    Common Stock, par value $.001 per share

                         (Title of Class of Securities)


                                   460615107

                                 (CUSIP Number)


                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                         Chatsworth, California  91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 14, 2000

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act
       ---
but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP No. 460615107
------------------------

------------------------------------------------------------------------------------------------------------------------------------

 1                NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                  Titus Interactive SA
------------------------------------------------------------------------------------------------------------------------------------

 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a)

                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------------------

 3                SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

 4                SOURCE OF FUNDS

                  WC
------------------------------------------------------------------------------------------------------------------------------------

 5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                                                     OR 2(e)

------------------------------------------------------------------------------------------------------------------------------------

 6                CITIZENSHIP OR PLACE OF ORGANIZATION

                  France
------------------------------------------------------------------------------------------------------------------------------------

    NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY          13,167,255; see Item 5
   OWNED BY        -----------------------------------------------------------------------------------------------------------------

     EACH          8    SHARED VOTING POWERS
    REPORTING
   PERSON WITH          3,571,378; see Item 5
                   -----------------------------------------------------------------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        13,167,255; see Item 5
                   -----------------------------------------------------------------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        0
------------------------------------------------------------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,738,633; see Item 5

------------------------------------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

            The amount in Row 11 does not include: (i) 42,843,137 shares of the Issuer's Common Stock that may be issued upon conversion of 719,424 shares of the Issuer's Series A Preferred Stock owned by the Reporting Person, (ii) 100,000 shares of the Issuer's Common Stock that may be issued upon exercise of a Warrant issued to the Reporting Person by the Issuer,

            and (iii) 50,000 shares of the Issuer's Common Stock that may be issued upon exercise of a Warrant issued to the
            Reporting Person by the Issuer, beneficial ownership of all of which is disclaimed by the Reporting Person. The amount in Row 11 does include 3,571,378 shares of the Issuer's Common Stock, owned by Brian Fargo, subject to a proxy granted by Brian Fargo to the Reporting Person to vote at the Issuer's next stockholder meeting on matters relating to the issuance by the Issuer of Series A Preferred Stock to the Reporting Person. Beneficial ownership of these 3,571,378 shares of Common Stock owned by Brian Fargo is disclaimed by the Reporting Person. See Item 4
------------------------------------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.8%; see Item 5
------------------------------------------------------------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------------------------------------------------------------


ITEM 1.      SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation
      ------------
(the "Issuer").  The principal executive offices of the Issuer are located at
      ------
16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business
                  ----------------
is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

     The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a French citizen.

Name                                                          Title
----                                                          -----
Herve Caen                                        President Directeur General and Chairman of
                                                  the Board of Directors
Eric Caen                                         President and Director
Michel Henri Vulpillat                            Director
Andree Caen                                       Director
Leon Aaron Ben Yaya                               Director

     The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting and whose address is 27846 Palos Verdes Drive East, Rancho Palos Verdes, California 90275.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of the consideration for the purchases reported hereon was the working capital of the Reporting Person, some of which was acquired through a public offering of the Reporting Person's securities in France consummated, in part, for the purpose of raising money to acquire the Common Stock. The amount of funds used or to be used by the Reporting Person is described in Item 4.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Person has acquired the shares of Common Stock of the Issuer for investment purposes and for the purposes described below.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

     On March 18, 1999, the Reporting Person consummated the transactions contemplated by the Stock Purchase Agreement dated March 18, 1999, by and among the Issuer, the Reporting Person and Brian Fargo ("Fargo"), an individual, and
                                                   -----
the Chief Executive Officer and Chairman of the Board of the Issuer. Such Stock Purchase Agreement, as amended by the Letter Agreement (as defined below), shall be referred to herein as the "Initial Purchase Agreement." Pursuant to the
                              --------------------------
Initial Purchase Agreement, the Reporting Person agreed to purchase up to 5,000,000 shares of Common Stock. A total of 2,500,000 shares of Common Stock were received by the Reporting Person at the closing under the Purchase Agreement on March 18, 1999. Pursuant to the Initial Purchase Agreement, on June 30, 1999 an additional 1,161,771 shares of Common Stock were issued to the Reporting Person and on August 20, 1999 an additional 883,684 shares of Common Stock were issued to the Reporting Person. The aggregate purchase price paid to the Issuer consisted of a cash payment of $10,000,000.

     As a condition to the closing of the transactions contemplated by the Initial Purchase Agreement, the Reporting Person entered into an agreement with Universal Studios, Inc. ("Universal") and the Issuer, dated March 18, 1999,
                          ---------
giving the Reporting

Person the option (the "Option") to purchase all (but not less than all) the
                        ------
shares of Common Stock held by Universal (4,658,216 shares of Common Stock) at a price per share equal to the higher of (i) the average of the closing price of the Common Stock as reported on the NASDAQ-NMS for the ten (10) trading days preceding the date of the first public announcement of the closing of the purchase of the Common Stock by the Reporting Person pursuant to the Initial Purchase Agreement (equal to $2.43 per share) or (ii) if during the term of the Option, the Reporting Person or an affiliate of the Reporting Person initiates a tender offer for the Common Stock or otherwise executes an agreement for the merger, consolidation or acquisition of all or substantially all of the issued and outstanding shares of Common Stock, or all or substantially all of the assets of the Issuer ("Merger Agreement"), the price paid to the Issuer's public
                       ----------------
shareholders pursuant to such tender offer or Merger Agreement. On March 18, 1999, in consideration of Universal's grant of the Option, the Reporting Person paid Universal $500,000 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. On September 20, 1999, in consideration of Universal's agreement to extend the period in which the Option may be exercised until November 12, 1999, the Reporting Person paid Universal $166,667 cash, which would be applied to the exercise price in the event the Reporting Person exercised the Option. The Option expired unexercised on November 12, 1999.

     On July 20, 1999, the Reporting Person entered into a Stock Purchase Agreement (the "Additional Purchase Agreement") by and among the Issuer, the
                -----------------------------
Reporting Person and Fargo. Pursuant to the Additional Purchase Agreement, the Reporting Person agreed to purchase up to 6,250,000 shares of Common Stock (the "Additional Purchase"). On November 9, 1999 (the "Additional Closing"), the
 -------------------                               ------------------
Reporting Person and the Issuer consummated the Additional Purchase for a total purchase price of $25,000,000 consisting of $15,000,000 cash, a Promissory Note in the amount of $5,000,000 and a credit against the purchase price of a $5,000,000 deposit previously made by the Reporting Person with the Issuer.

     In connection with the Additional Purchase Agreement, the Reporting Person entered into an Exchange Agreement (the "Exchange Agreement") with Fargo on July
                                         ------------------
20, 1999 pursuant to which Fargo agreed to exchange 2,000,000 shares of the Issuer's Common Stock owned by him (the "Fargo Shares") for 386,664 shares
                                         ------------
(adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999) of the Reporting Person's common stock (the "Exchanged Shares"),
                                                           ----------------
based upon a valuation of the Issuer's Common Stock of $4.00 per share and a valuation of the Reporting Person's Common Stock of $20.69 per share (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October
1999). On November 9, 1999, the Reporting Person and Fargo closed the transactions contemplated by the Exchange Agreement, and Fargo exchanged the Fargo Shares for the Exchanged Shares.

     In connection with the Additional Purchase Agreement, the Reporting Person also entered into a Stockholder Agreement (the "Stockholder Agreement") with the
                                                ---------------------
Issuer and Fargo on November 2, 1999. The Stockholder Agreement includes, among other provisions:

          (a) pursuant to Section 2.1 of the Stockholder Agreement, an agreement by the Reporting Person and Fargo that, until the earliest to occur of (i) the termination of Fargo's employment for Cause or Fargo's resignation for other than Good Reason, (ii) the termination of Herve Caen's employment other than for Cause or Caen's resignation for Good Reason, or (iii) the date that Fargo ceases to hold at least 2,000,000 shares of the Issuer's Common Stock, each of the Reporting Person and Fargo shall vote their shares of the Issuer's Common Stock to elect to the Issuer's board of directors (x) two (2) individuals nominated by Fargo, (y) two (2) individuals nominated by the Reporting Person and (z) three
(3) individuals mutually agreed upon by Fargo and the Reporting Person;

          (b) pursuant to Section 3.4 of the Stockholder Agreement, a right of first refusal in favor of the Issuer, if the proposed transferor is the Reporting Person, and the Reporting Person, if the proposed transferor is Fargo, in the event that either Fargo or the Reporting Person intends to transfer all or a portion of its Common Stock (with certain exceptions from such rights of first refusal, including "de minimis" transfers of shares by Fargo or transfers by the Reporting Person to an affiliate);

          (c) pursuant to Section 3.6 of the Stockholder Agreement, from the Additional Closing through the earlier of the termination pursuant to Section
2.1 of the Stockholder Agreement or the termination of the Stockholder Agreement in accordance with its terms, neither Fargo nor the Reporting Person, nor any of the Reporting Person's majority-owned subsidiaries will, without the prior written consent of the other party: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or the Reporting Person, or any material amount of the assets of the Issuer, or any material amount of the assets of the Issuer or the Reporting Person, as the case may be, or any subsidiary or division thereof outside the ordinary course of business; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Issuer or the Reporting Person, as the case may be, for the purpose of changing or influencing the control of the Issuer or the Reporting Person, as the case may be; or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Issuer or the Reporting Person, as the case may be, or its securities or assets; provided, however, the foregoing restrictions
                                 --------  -------
shall not (x) preclude the Reporting Person from (A) acquiring the securities contemplated by Article IV of the Stockholder Agreement and the shares of the Issuer's Common Stock pursuant to the Additional Purchase Agreement and the transactions contemplated thereby, including without limitation the transactions contemplated by the Initial Purchase Agreement, (B) filing a Schedule 13D in connection with the transactions contemplated by the Additional Purchase Agreement or the Exchange Agreement, (C) voting its shares of the Issuer's Common Stock within its discretion on any matter submitted for a vote or consent of the Issuer's stockholders, (D) taking any other action contemplated by the Additional Purchase Agreement, or (E) purchasing shares of the Issuer's capital stock pursuant to open-market transactions on a national securities exchange or in the over-the-counter market; provided, further, that the restrictions on the
                                --------  -------
Reporting Person in Section 3.6 of the Stockholder Agreement shall lapse automatically to the extent any person or entity other than the Reporting Person or an affiliate of the Reporting Person takes any action with respect to the matters described in clauses (ii) and (iii) above, or (y) preclude Fargo from
(A) acquiring the shares of the Reporting Person's common stock pursuant to the Exchange Agreement or (B) filing an amendment to Schedule 13D;

          (d) pursuant to Section 4.1 of the Stockholder Agreement, if the Issuer proposes to issue, sell, or grant (collectively, an "issuance") any
                                                            --------
equity securities or any securities convertible into or exchangeable for equity securities (collectively, the "New Securities"), then the Issuer shall, no later
                               --------------
than ten (10) business days prior to the consummation of such issuance, give written notice to each of Fargo and the Reporting Person of such issuance (the

"Notice of Issuance").  Such Notice of Issuance shall describe such issuance,
-------------------
and contain an offer to each of Fargo and the Reporting Person (each, a

"stockholder") to sell to such stockholder, at the same price and for the same
------------
consideration to be paid by the proposed purchasers, such stockholder's pro rata portion (which shall be a percentage, determined immediately prior to such issuance, equal to the percentage of the fully-diluted common stock of the Issuer held by such stockholder). Subject to the foregoing, if common stock is being issued with other securities as a unit, each stockholder who desires to accept such offer must purchase such unit in order for such acceptance to be valid. If any such stockholder fails to accept such offer by written notice within ten (10) business days after its receipt of the Notice of Issuance, the Issuer shall proceed with such issuance, free of any right on the part of such stockholder under Section 4.1 of the Stockholder Agreement in respect thereof. Any issuance of New Securities more than forty-five (45) days after the expiration of such ten business day period, or to a different issuee, or on terms and conditions less favorable to the Issuer in any material respect than those described in the notice to the stockholders, shall be subject to a new notice to and new purchase rights by the stockholders under Section 4.1 of the Stockholder Agreement. Section 4.1 shall not apply to the issuance of any Excluded Securities.

For purposes of the Stockholder Agreement, "Excluded Securities" shall mean: (i)
                                            -------------------
issuances of securities which have been approved prior to the date hereof (including without limitation issuances under the Issuer's employee stock purchase plans described under Section 5.3 of the Additional Purchase Agreement), provided that such issuances are permitted under the Initial Purchase Agreement and the Additional Purchase Agreement (collectively, the "Purchase Agreements"); (ii) issuances of securities which have been approved by
 -------------------
the Issuer's board of directors and by the stockholders; (iii) New Securities distributed or set aside to all holders of the Issuer's Common Stock on a per share equivalent basis; (iv) issuances pursuant to the Purchase Agreements; and
(v) issuances of New Securities upon the grant, exercise or conversion of (x) options or warrants to purchase shares of the Issuer's capital stock or (y) securities which are convertible into shares of the Issuer's capital stock ((x) and (y) referred to collectively as "Convertible Securities"), in each case
                                     ----------------------
where such Convertible Securities have been granted or issued prior to November 2, 1999 or have been granted or issued in accordance with the Stockholder Agreement;

          (e) pursuant to Section 4.2 of the Stockholder Agreement, in the event that the Issuer proposes to issue, sell or grant any Excluded Securities pursuant to clauses (i), (ii) and (v) in the preceding paragraph, the Issuer shall send a notice of such issuance to the Reporting Person in accordance with the provisions concerning a Notice of Issuance (an "Excluded Securities
                                                    -------------------
Notice"). Following receipt of an Excluded Securities Notice, the Reporting Person shall have the option to purchase such number of Excluded Securities as are necessary for the Reporting Person to maintain its percentage ownership of the Issuer's fully diluted common stock at the same level as immediately prior to such issuance, at the price and on the other terms and conditions upon which such Excluded Securities are being issued, sold or granted (the "Excluded
                                                                 --------
Securities Option").  The Excluded Securities Option shall be exercisable by the
-----------------
Reporting Person no later than thirty (30) calendar days after the Reporting Person's receipt of an Excluded Securities Notice; provided, however, that in
                                                   --------  -------
the case of Excluded Securities which are Convertible Securities, the Reporting Person must exercise the Excluded Securities Option no later than thirty (30) calendar days after its receipt of notice from the Issuer of the exercise or conversion, as applicable, of such Excluded Securities;

          (f) pursuant to Section 5.1 of the Stockholder Agreement, neither Fargo nor the Reporting Person may transfer for value any Issuer capital stock held by it unless the terms and conditions of such transfer include an offer to the other stockholder to include in the transfer to the third party transferee an amount of Issuer capital stock held by such other stockholder (the "Tag-Along
                                                                       ---------
Stockholder"), which amount may not exceed the number of shares of Issuer
-----------
capital stock derived by multiplying (i) the aggregate number of shares of Issuer capital stock covered by the offer by (ii) a fraction the numerator of which is the number of shares of Issuer capital stock owned by the Tag-Along Stockholder at the time of the transfer and the denominator of which is the total number of shares of Issuer capital stock held by Fargo and the Reporting Person at the time of the transfer;

          (g) pursuant to Section 6.1 of the Stockholder Agreement, the Issuer shall not, and shall not permit any subsidiary to, engage in any of the following actions or transactions, or enter into a contract or arrangement to engage in any of such actions or transactions, without the written consent or approval of Fargo and the Reporting Person:

                (i) Authorize or issue, or obligate itself to issue, any other equity security, including any indebtedness convertible into or exchangeable for shares of equity securities of the Company or issued with (i) shares of Issuer capital stock or (ii) warrants or other rights to purchase Issuer capital stock or any other equity security, without compliance with the provisions of Section 4.1 of the Stockholder Agreement;

                (ii) Effect any recapitalization, or any dissolution, liquidation, or winding up of the Company;

                (iii) Permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Issuer or any wholly-owned subsidiary, any stock of such subsidiary, without first offering the Reporting Person the right to purchase such stock on the same terms and conditions as those offered to the Issuer by any third party;

                (iv) Amend its certificate of incorporation or amend or repeal its by-laws;

                (v) Increase the number of members of the Issuer's board of directors;

                (vi) Take any action that would constitute a bankruptcy or insolvency event for the Issuer or any subsidiary of the Issuer; or

                (vii) Guarantee or otherwise become contingently obligated for the payment of indebtedness of any person or entity (other than a wholly-owned subsidiary of the Issuer), where such obligation is not related to the Issuer's business.

     In connection with the Additional Purchase Agreement, the Issuer agreed to enter into employment agreements with each of Fargo and Herve Caen for a period of three years from the date of the Additional Closing. Fargo shall be employed as Chief

Executive Officer and Chairman of the Board of the Issuer, and Herve Caen shall be employed as President of the Issuer.

     On April 14, 2000, the Reporting Person entered into a Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") with the Issuer
                               ---------------------------
pursuant to which the Issuer issued and sold to the Reporting Person 719,424 shares of a newly created class of the Issuer's Series A Preferred Stock, par value $.001 per share (the "Series A Shares") for total aggregate consideration
                            ---------------
of $20,000,000.  Of the $20,000,000, $10,000,000 was paid by the Reporting
Person in cash and $10,000,000 was paid through the cancellation of two promissory notes, each in the amount of $5,000,000, issued by the Issuer to the Reporting Person or affiliates of the Reporting Person.

     The Series A Shares are convertible, at the option of the Reporting Person, at any time after the earlier to occur of May 31, 2001, or 180 days after the occurrence of an Adjustment Event (as defined below), which is not cured by the Issuer within the Cure Period (as defined below), into a number of shares of Common Stock determined by dividing $27.80 by the Series A Conversion Price in effect on the date of conversion. The Series A Conversion Price is equal to the
                                       -------------------------
lower of (i) $2.78 or (ii) the product of (a) 0.85 and (b) the average of the closing price of the Issuer's Common Stock as reported by Nasdaq for the twenty
(20) trading days immediately preceding the date of conversion. Notwithstanding the immediately preceding sentence, in the event that a demand for payment is made by Greyrock Capital pursuant to the Guaranty (as defined below) (an

"Adjustment Event"), the Series A Conversion Price shall automatically be
-----------------
adjusted to $0.466818926, provided, however, if no amounts are paid by the
                          --------  -------
Reporting Person pursuant to the Guaranty, or, within 180 days of the Adjustment Event (the "Cure Period"), the Issuer reimburses the Reporting Person for any
            -----------
amounts paid by the Reporting Person pursuant to the Guaranty, the Series A Conversion Price shall automatically be increased to the Series A Conversion Price in effect immediately prior to the Adjustment Event. If, however, the Reporting Person pays any amounts under the Guaranty and such amounts are not reimbursed by the Issuer within the Cure Period, then, as of the first day following the Cure Period, the Series A Conversion Price shall be automatically adjusted to an amount obtained by the following formula (provided, however, that
                                                         --------  -------
in no event shall the resulting Series A Conversion Price be less than $0.466818926 or more than $2.78):

        X =         20,000,000
               --------------------
               Z + 5,000,000 (10-Y)

where:  X =    the Series A Conversion Price;

        Y  =   the lesser of (a) $10.00 per share (subject to adjustment for stock
               splits, combinations and dividends following the date hereof with respect to the Common Stock) or (b) the average closing price per share as reported by Nasdaq for the twenty (20) trading days immediately preceding the last day of the Cure Period; and

        Z  =   the greater of (a) $20,000,000 divided by $2.78 (subject to adjustment for stock splits, combinations and dividends following the date hereof with respect to the Common Stock) or (b)
               $20,000,000 divided by the product of 0.85 and Y.

     The formula set forth above shall be equitably adjusted in the event of any stock splits, combinations and dividends following the date hereof with respect to the Issuer's Common Stock so as to preserve, as closely as possible, the conversion rights of the Series A Shares.

     Notwithstanding the foregoing, in no event shall the Series A Shares be convertible into more than 5,504,507 shares of the Issuer's Common Stock unless the issuance of the Series A Shares is approved by the Issuer's stockholders in accordance with Delaware law and the Issuer's Certificate of Incorporation, provided, however, that this limitation will cease to apply upon the occurrence
--------  -------
of an Adjustment Event.

     The Series A Shares possess a number of voting rights equal to the number of shares of the Issuer's Common Stock into which the Series A Shares may be converted, without regard to any restrictions on when the Series A Shares may be converted and subject to the cap on the conversion of the Series A Shares set
forth in the immediately preceding paragraph.   As of the date of this filing,
the Series A Shares issued to the Reporting Person are entitled to an aggregate of 5,504,507 votes.

     In connection with the issuance of the Series A Shares, the Issuer issued to the Reporting Person a warrant to purchase up to 350,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable by the Reporting Person at any time during the period beginning April 14, 2000 and ending April 14, 2010.

     Also in connection with issuance of the Series A Shares, the Issuer issued to the Reporting Person a warrant to purchase up to 50,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable at any time during the period beginning on March 31, 2001 and ending on April 14, 2010; provided, however, that this warrant is only exercisable if
                   --------  -------
the Issuer's audited pre-tax income for its fiscal year ending December 31, 2000 is less than $2,115,000.

     As a condition to closing the transactions contemplated by the Series A Purchase Agreement, the Reporting Person agreed to guaranty (the "Guaranty"), up
                                                                  --------
to $20,000,000, any amounts owed by the Issuer to Greyrock Capital, a Division of Banc of America Commercial Financial Corporation (formerly Greyrock Business Credit) under the Issuer's credit agreement with Greyrock Capital.

     As a further condition to closing the transactions contemplated by the Series A Purchase Agreement, the Reporting Person agreed to provide the Issuer with a secured revolving credit facility in the amount of $5,000,000. The outstanding principal amount under the this credit facility will bear interest, payable quarterly, at the lower of 12% or the highest interest rate allowable under applicable law, and shall be due in full, together with all accrued and unpaid interest, on May 1, 2001.

     In connection with the $5,000,000 credit facility, the Issuer issued to the Reporting Person a warrant to purchase up to 100,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant, as amended on April 17, 2000, only vests if amounts are drawn under the $5,000,000 credit facility by the Issuer, and only in proportion to amounts drawn under the $5,000,000 credit facility. For example, if the Issuer only borrows $1,000,000 under the credit facility, only one-fifth of this warrant vests. This warrant expires on April 14, 2010.

     Pursuant to the Series A Purchase Agreement, the Issuer agreed that unless the Reporting Person otherwise agrees in writing, during the period (the

"Covenant Period") beginning on April 14, 2000 and ending on the later of (a)
----------------
the effective date of a registration statement with respect to the Common Stock issuable upon conversion of the Series A Shares or (b) April 30, 2001, the Company will not:

 .  Issue any security that is senior to, or on parity with, the Series A Shares;

 . Issue a number of voting securities such that the aggregate voting rights held by the Reporting Person would constitute fifty percent or less of the total voting rights of the Issuer's outstanding capital stock, until such time as the issuance of the Series A Shares is approved by the Issuer's stockholders; or

 .  Make any substantial change in the character of the Issuer's business.

     Also pursuant to the Series A Purchase Agreement, the Issuer agreed that unless the Reporting Person otherwise agrees in writing during, the period (the "Guaranty Period") beginning on April 14, 2000 and ending on the earlier to
 ---------------
occur of (a) if the Reporting Person is not required to pay under the Guaranty, the date upon which the Guaranty is extinguished and (b) if the Reporting Person is required to pay any amounts under the Guaranty, the date upon which such amounts are reimbursed to the Reporting Person in full and the Guaranty is extinguished:

 . If the Issuer shall commence any material communication concerning the acquisition of properties or assets of the Issuer (including without limitation publishing rights, distribution rights or subsidiaries) having a fair market value in excess of $100,000, the Issuer shall give written notice of such communications to the Reporting Person;

 .  Upon receipt of a bona fide offer from a third party (the "Offer") to acquire
                                                              -----
any assets of the Issuer (including without limitation publishing rights, distribution rights or subsidiaries) having a fair market value in excess of $100,000, the Issuer will provide written notice of such offer (the "Notice") to
                                                                     ------
the Reporting Person. The Notice shall contain the identity of the proposed purchaser and a summary of all material terms of the Offer. The Reporting
Person will have the option, exercisable, if at all, by written notice to the Issuer within twenty (20) business days following receipt of the Notice, to elect to purchase such assets on all of the economic terms of the Offer, and otherwise on commercially reasonable terms; and

 . The Issuer shall not enter into any agreement for the sale of any assets or properties of the Company (including without limitation publishing rights, distribution rights or subsidiaries) having a fair market value in excess of $100,000.

     The Issuer, the Reporting Person and Fargo waived applicable restrictions under the Stockholder Agreement in connection with the issuance to the Reporting Person of the Series A Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person currently has beneficial ownership of 16,738,633 shares of Common Stock, or approximately 54.8% of the shares of Common Stock outstanding. Of these shares, the Reporting Person: (i) has sole power to vote or to direct the vote of 13,167,255 shares, (ii) shares voting power with Fargo, the Issuer's Chief Executive Officer, with respect to 3,571,378 of these shares and (iii) has sole power to dispose or to direct the disposition of 13,167,255 of these shares.

     On February 24, 1999, the Reporting Person acquired 21,800 shares of Common Stock through open-market purchases on NASDAQ-NMS. The price per share for such shares was equal to $2.006.

     The Reporting Person acquired 2,500,000 shares of its shares of Common Stock on March 18, 1999 pursuant to the Initial Purchase Agreement. Also pursuant to the Initial Purchase Agreement, on June 30, 1999 (the "Interim
                                                                   -------
Valuation Date"), the Reporting Person received an additional 1,161,771 shares
--------------
of Common Stock (the "Interim Additional Shares"), which Interim Additional
                      -------------------------
Shares equal the difference between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Interim Valuation Date, less (ii) the 2,500,000 shares of Common Stock issued on

March 18, 1999 (the "Initial Shares"), and on August 20, 1999 (the "Final
                     --------------                                 -----
Valuation Date"), the Reporting Person received 883,684 shares of Common Stock
--------------
(the "Final Additional Shares"), which number of shares equals the difference
      -----------------------
between (i) the quotient of (a) $10,000,000 divided by (b) the price per share on the Final Valuation Date, less (ii) the Initial Shares and less (iii) the Interim Additional Shares. The Reporting Person paid an aggregate purchase price of $10,000,000 cash for the Initial Shares, the Interim Additional Shares and the Final Additional Shares.

     In each of the calculations of the Interim Additional Shares and the Final Additional Shares, the number of shares to be issued to the Reporting Person is based upon the average closing price of the Common Stock on NASDAQ-NMS for the 10 trading days ending the day before the applicable valuation date; provided, that in the event the price per share of Common Stock as so calculated would be less than $2.00 per share, the price per share in any event shall be deemed to be $2.00; and in the event the price per share of Common Stock as so calculated would be more than $4.00 per share, the price per share in any event shall be deemed to be $4.00.

     On November 9, 1999, the Reporting Person acquired 6,250,000 shares of Common Stock pursuant to the Additional Purchase Agreement for an aggregate purchase price of $25,000,000, consisting of $15,000,000 cash, a Promissory Note in the amount of $5,000,000 and a credit against the purchase price of a $5,000,000 deposit previously made by the Reporting Person with the Issuer.

     Also on November 9, 1999, the Reporting Person acquired 2,000,000 shares of Common Stock from Fargo pursuant to the Exchange Agreement in exchange for 386,664 shares (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999) of the Reporting Person's common stock (the

"Exchanged Shares"), based upon a valuation of the Issuer's Common Stock of
-----------------
$4.00 per share and a valuation of the Reporting Person's common stock of $20.69 per share (adjusted for a 4-for-1 stock split of the Reporting Person's common stock in October 1999).

     On April 14, 2000, the Issuer issued to the Reporting Person a warrant to purchase up to 350,000 shares of the Issuer's Common Stock at an exercise price of $3.79 per share. This warrant is exercisable at any time during the period beginning on April 14, 2000 and ending on April 14, 2010. The shares of Common Stock issuable upon exercise of this warrant are included in the number of shares of Common Stock beneficially owned by the Reporting Person set forth in the first sentence of this Item 5. This warrant was issued in connection with the issuance by the Issuer to the Reporting Person of the Series A Shares.

     The shares of Common Stock beneficially owned by the Reporting Person also includes 3,571,378 shares of Common Stock owned by Fargo, subject to a proxy granted by Fargo to the Reporting Person to vote at the Issuer's next stockholder meeting on matters relating to the issuance of the Series A Shares. This proxy was granted by Fargo to the Reporting Person pursuant to the Series A Purchase Agreement.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


 Exhibit
  No.
 -------       Description of Exhibit
               ------------------------------------------------------------------------------------
    99.1       Stock Purchase Agreement dated March 18, 1999 by and among the Issuer, the
               Reporting Person and Fargo. (1)
    99.2       Letter Agreement dated March 18, 1999 by and among the Issuer, the Reporting Person
               and
               Universal. (1)
    99.3       Irrevocable Proxy dated March 18, 1999 by Fargo to the Reporting Person. (1)
    99.4       Irrevocable Proxy dated March 18, 1999 by Universal to the Reporting Person. (1)
    99.5       Letter of Intent dated May 12, 1999 by and among the Issuer, the Reporting Person and Fargo. (2)
    99.6       Convertible Promissory Note dated May 12, 1999 issued by Fargo to the Reporting
               Person. (2)
    99.7       Stock Purchase Agreement dated July 20, 1999 by and among the Issuer, the Reporting
               Person and Fargo. (3)
    99.8       Form of Stockholder Agreement by and among the Issuer, the Reporting Person and
               Fargo. (3)
    99.9       Exchange Agreement dated July 20, 1999 by and among the Reporting Person, Fargo,
               Herve Caen and Eric Caen. (3)
   99.10       Stockholder Agreement dated November 2, 1999 by and among the Issuer, the Reporting
               Person and Fargo. (4)
   99.11       Promissory Note dated November 2, 1999 issued by the Reporting Person to the
               Issuer. (4)
   99.12       Stock Purchase Agreement, dated April 14, 2000, by and between the Reporting Person and the Issuer.
   99.13       Certificate of Designation of Rights, Preferences, Privileges and Restrictions of
               Series A Preferred Stock of the Issuer.
   99.14       Warrant, dated April 14, 2000, to purchase 350,000 shares of the Issuer's Common
               Stock issued by the Issuer to the Reporting Person.
   99.15       Warrant, dated April 14, 2000, to purchase 100,000 shares of the Issuer's Common
               Stock issued by the Issuer to the Reporting Person.
   99.16       Amendment Number 1 to Warrant to purchase 100,000 shares of the Issuer's Common
               Stock dated April 17, 2000 by and between the Issuer and the Reporting Person.
   99.17       Warrant, dated April 14, 2000, to purchase 50,000 shares of the Issuer's Common
               Stock issued by the Issuer to the Reporting Person.
   99.18       Irrevocable Proxy dated April 14, 2000 by Brian Fargo to the Reporting Person.

(1) Previously filed as an exhibit to the Schedule 13D filed on March 29, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

(2) Previously filed as an exhibit to the Schedule 13D/A filed on May 24, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

(3) Previously filed as an exhibit to the Schedule 13D/A#2 filed on July 29, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

(4) Previously filed as an exhibit to the Schedule 13D/A#3 filed on December 23, 1999 (File No. 005-54323), which exhibit is incorporated herein by this reference.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 2000

                         TITUS INTERACTIVE SA, a French corporation



                         By: /s/ Herve Caen
                             -----------------
                             Herve Caen, President Directeur General